Exhibit 4.9

Description of Securities

Limestone Bancorp, Inc., a Kentucky corporation (the “Company”), has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its Common Stock, no par value; and the preferred share purchase rights distributed to the Company’s shareholders pursuant to the Tax Benefits Preservation Plan dated as of June 25, 2015 between the Company and American Stock Transfer & Trust Company, LLC, as amended by Amendment No. 1 thereto, dated August 5, 2015, and Amendment No. 2 thereto, dated May 23, 2018, and Amendment No. 3 thereto dated November 25, 2019 (the “Preservation Plan”).

The following description of these securities is qualified by reference to the Preservation Plan and to the Company’s Articles of Incorporation and Bylaws, which are the instruments defining the rights of the shareholders. These instruments are identified as, and incorporated by reference to, Exhibits 3.1, 3.2. 4.1, 4.2, 4.3 and 4.4 of the Company’s Form 10-K for the year ended December 31, 2020.

Authorized Capital Stock

The Company is authorized to issue 28,000,000 common shares (referred to in this description as “Common Stock”); 10,000,000 non-voting common shares (“Non-Voting Common Stock”); and 1,000,000 preferred shares. Of the 1,000,000 authorized preferred shares, 38,000 shares have been designated as Series G Participating Preferred Shares.  Neither the Non-Voting Common Stock nor the preferred shares are registered under the Exchange Act and no preferred shares are issued and outstanding as of December 31, 2020. The Common Stock and the Non-Voting Common Stock are referred to collectively in this description as the “common shares.”

Common Stock

Subject to the voting rights of any series of preferred shares, the Company’s Common Stock has the exclusive right to vote in the election of directors and on all other matters in which shareholders are generally entitled to vote. Shares of Common Stock are entitled to one vote per share on matters on which holders of Common Stock are entitled to vote.

Subject to any preferential rights of preferred shares that may be issued, holders of Common Stock are entitled to receive such dividends that may be declared from time to time by the Company’s board of directors.

Upon the Company’s voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up, the holders of Common Stock and Non-Voting Common Stock are entitled to share ratably in any distribution of all remaining assets, tangible or intangible, available for distribution. This right is also subject to any preferential liquidation rights of preferred shares that may be issued by the Company.

Non-Voting Common Stock

Holders of the Company’s Non-Voting Common Stock generally have no voting rights but are entitled to receive the same dividends and distributions that are paid to holders of Common Stock. These rights are subject to any preferential voting or distribution rights of preferred shares that may be issued from time to time. Kentucky law requires that a class of shares vote separately when a proposed amendment to the Articles of Incorporation would increase or decrease the number of authorized shares of the class or change the designation, rights, preferences or limitations of all or part of the shares of the class.

Shares of our Non-Voting Common Stock automatically convert into shares of Common Stock on a one-for-one basis, upon the transfer in (a) a widespread public distribution, including pursuant to a registration statement filed with and declared effective by the SEC or pursuant to Rule 144 under the Securities Act of 1933, (b) a transfer in which no transferee (or group of associated transferees) would receive more than 2% of any class of our voting securities or (c) a transfer to a transferee that controls more than 50% of our voting securities without any transfer from the transferor. This automatic conversion may occur as to some or all of the shares of Non-Voting Common Stock held by any holder.

The one-for-one conversion ratio is subject to adjustment in the event of (i) any recapitalization by means of a stock dividend on, or a stock split or combination of, outstanding voting and non-voting common shares or (ii) any merger, consolidation or other reorganization with another corporation. Upon conversion, the authorized non-voting common shares will be automatically redesignated as additional authorized common shares.

Preferred Shares

The Company’s Articles of Incorporation authorize the board of directors, without further shareholder approval unless otherwise required by governing laws or regulations, to authorize the issuance of 1,000,000 preferred shares in series and to fix the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each series of the preferred shares and the qualifications, limitations and restrictions thereof.  Currently, the Company has only one designated series of preferred shares: Series G Participating Preferred Shares.  The Series G Participating Preferred Shares were authorized for possible use in connection with the Preservation Plan, described below. The terms of the Series G Participating Preferred Shares are described in Article IV.D. of the Company’s Articles of Incorporation. If issued, the voting, dividend and liquidation rights of the Series G Participating Preferred Shares will generally be aligned with the Common Stock, subject to a multiplier.

Preferred Share Purchase Rights

The terms of the Company’s preferred share purchase rights are set out in the Tax Benefits Preservation Plan. The Preservation Plan is designed to deter transfers of the Company’s common shares that could result in an “ownership change” as determined under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) and jeopardize, or limit, the Company’s ability to use its net operating losses and other tax benefits (collectively, “NOLs”) to reduce its future income tax liability.

The Company’s board of directors adopted the Preservation Plan on June 24, 2015, and declared a dividend of one preferred stock purchase right (each a "Right" and collectively, the "Rights") for each of the Company’s outstanding common shares. The dividend was payable to holders of record as of the close of business on July 10, 2015.

Exercise. Each Right entitles the registered holder to purchase from the Company one one-thousandth of one Series G Participating Preferred Share of the Company (the "Preferred Share"), at a purchase price equal to $10.00 per one one-thousandth of a share, subject to adjustment (the "Purchase Price").

The Rights are not exercisable before a Distribution Date. After a Distribution Date, each Right is exercisable to purchase one one-thousandth of a share of the Company’s Series G Participating Preferred Shares (the “Preferred Shares”) at a purchase price of $50.00 (the “Purchase Price”), subject to adjustment.  Distribution Date means the earlier of:

●	the 10th business day after the first public announcement that any person or group has become an Acquiring Person (as defined below); and

●

the 10th business day after the date of the commencement of a tender or exchange offer by any person which would or could, if consummated, result in such person becoming an Acquiring Person, subject to extension by the Company’s board of directors.

Flip-In. If any person or group becomes a “5-percent shareholder” (an “Acquiring Person”) (subject to certain exceptions described in the Preservation Plan), then on a Distribution Date, each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the Purchase Price, a number of shares of Common Stock of the Company equal to the quotient of (x) two times the Purchase Price divided by (y) the then current market price of the Company's Common Stock; provided that

●	none of the Company and certain affiliates of the Company shall be an Acquiring Person,
●

none of certain existing “5-percent shareholders” (including certain persons who are “5-percent shareholders” following specified exchange offers with the Company) shall be an Acquiring Person unless and until any such “5-percent shareholder” increases its percentage stock ownership in the Company by more than one-tenth of one percentage point,

●

none of certain other “grandfathered persons” (as described in the Preservation Plan) shall be an Acquiring Person so long as any such “grandfathered person” satisfies the applicable requirements set forth in the Preservation Plan,

●

no person or group who or which the board of directors determines, in its sole discretion, has inadvertently become a “5-percent shareholder” (or inadvertently failed to continue to qualify as a “grandfathered person”) shall be an Acquiring Person so long as such Person promptly enters into, and delivers to the Company, an irrevocable commitment promptly to divest, and thereafter promptly divests (without exercising or retaining any power, including voting, with respect to such securities), sufficient securities of the Company so that such person's (or such group's) percentage stock ownership in the Company is less than 5 percent (or, in the case of any person or group that has inadvertently failed to qualify as a “grandfathered person,” the securities of the Company that caused such person or group to fail to qualify as a “grandfathered person”) ,

●

no person or group that has become a “5-percent shareholder” shall be an Acquiring Person if the board of directors in good faith determines that such person's or group's attainment of “5-percent shareholder” status has not jeopardized or endangered the Company's utilization of the Tax Benefits or is otherwise in the best interests of the Company; provided that such a person or group shall be an “Acquiring Person” if the board of directors makes a contrary determination in good faith, and

●

an acquisition by a person or group of at least a majority of the Company's Common Stock made by that person or group as part of a “qualified offer” (as defined in the Preservation Plan) shall not result in any person or group becoming an Acquiring Person; and

●

the board of directors, or a board committee, may, in its discretion, approve and exempt (with or without conditions) an acquisition of common shares and the person acquiring common shares in an acquisition so approved and exempted will not become an Acquiring Person as a result of such acquisition.

Exchange. At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the Company's Common Stock), the Company’s board of directors may elect to exchange all or part of the Rights (other than the Rights beneficially owned by the Acquiring Person and certain affiliated persons) for two shares of Common Stock (or, at the option of the board of directors, fractional Preferred Shares with an aggregate current market price that equals the current market price of two common shares) per Right, subject to adjustment.

Redemption. The Company’s board of directors may, at its option, redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.00005 per Right at any time prior to a Distribution Date.

Expiration. Unless the board of directors amends the Preservation Plan to extend its outside expiration date, the Rights will expire on the earliest of (i) June 30, 2021, (ii) the time at which all Rights are redeemed or exchanged, (iii) the first day of a taxable year of the Company as to which the board of directors determines that no NOLs may be carried forward, (iv) a date on which the board of directors determines that a limitation on the use of the NOLs under Section 382 of the Code, would no longer be material to the Company, provided that such date is prior to public disclosure that a person became an Acquiring Person, or (v) the repeal or amendment of Section 382 or any successor statute, if the board of directors determines that the Preservation Plan is no longer necessary for the preservation of tax benefits.

Amendments. At any time on or prior to a Distribution Date, the Company may, and the Rights Agent shall if the Company so directs, supplement or amend any provision of the Preservation Plan without the approval of any holders of Rights. After a Distribution Date, the Company may, and the Rights Agent shall if the Company so directs, supplement or amend the Preservation Plan without the approval of any holders of Rights; provided however, that no such supplement or amendment may (a) adversely affect the interests of the holders of Rights as such (other than an Acquiring Person), (b) cause the Preservation Plan again to become amendable other than in accordance with this sentence or (c) cause the Rights again to become redeemable.

Shareholder Rights. Rights holders, in their capacity as such, have no rights as a shareholder of the Company, including the right to vote and to receive dividends.

Antidilution Provisions. The Preservation Plan includes antidilution provisions designed to prevent efforts to diminish the efficacy of the Rights.

Additional NOL Protective Transfer Restrictions on Common Shares

In addition to the Preservation Plan, Article VIII of the Company’s Articles of Incorporation (the “NOL Protective Amendment”) imposes restrictions on transfers of common shares that are designed to block transfers of common shares which could result in an ownership change under Section 382 of the Code.

Prohibited Transfers.  The NOL Protective Amendment generally restricts any direct or indirect transfer (such as transfers that result from the transfer of interests in other entities that own the Company’s common shares) if the effect would be to:

●	increase the direct or indirect ownership of the Company’s common shares by any person or persons from less than 5.0% to 5.0% or more of the Company’s common shares; or
●	increase the ownership percentage of a person owning or deemed to own 5.0% or more of the Company’s common shares (which includes, without limitation, the Company and its affiliates).

Consequences of Prohibited Transfers. Any direct or indirect transfer attempted in violation of the NOL Protective Amendment would be void. The NOL Protective Amendment specifies procedures to be followed with respect to any common shares which are the subject of a prohibited transfer (including restrictions on voting rights) and, to the extent permitted by law, imposes liability on any shareholder who knowingly violates the NOL Protective Amendment for any damages the Company suffers as a result of such violation.

Public Groups Modification and Waiver of Transfer Restrictions. To facilitate sales by shareholders into the market, the NOL Protective Amendment permits otherwise prohibited transfers of the Company’s common shares where the transferee is a “public group,” as defined. In addition, the Company’s board of directors has the discretion to approve (with or without conditions) a transfer of the Company’s common shares that would otherwise violate the transfer restrictions (including, without limitation, a transfer to the Company and its affiliates) if it determines that the transfer is in the best interests of the Company and its shareholders.

Expiration of the NOL Protective Amendment.  Unless the shareholders of the Company approve an amendment to the Articles of Incorporation extending them, the transfer restrictions contained in the NOL Protective Amendment will expire on the earliest of (i) the close of business on June 30, 2021, (ii) the repeal of Section 382 or any successor statute if the Company’s board of directors determines that the NOL Protective Amendment is no longer necessary or desirable for the preservation of the Company’s NOLs, (iii) the close of business on the first day of the Company’s taxable year as to which the Company’s board of directors determines that none of the Company’s NOLs may be carried forward, and (iv) such date as the Company’s board of directors otherwise determines that the NOL Protective Amendment is no longer necessary for the preservation of the Company’s NOLs. The Company’s board of directors may also accelerate or extend the expiration date of the NOL Protective Amendment in the event of a change in the law; provided that the board has determined that such action is reasonably advisable to preserve the NOLs or that continuation of the restrictions contained in the NOL Protective Amendment is no longer reasonably necessary for the preservation of the NOLs.

Voting Rights

Except with respect to certain special matters that are required by statute to be submitted to shareholders for a greater number of affirmative votes, any act of the shareholders of a Kentucky corporation requires that more votes be cast for than against the matter at a meeting at which a quorum is present. The affirmative vote of a majority of all the outstanding shares entitled to vote is required to approve actions specified by statute such as mergers, share exchanges, certain sales of assets, and amendments of the Articles of Incorporation, among other things.

Directors of the Company are elected by a plurality of votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Shareholders are not entitled to cumulative voting rights in the election of directors.

Other Provisions that Could Have an Anti-Takeover Effect

In addition to the Company’s Tax Benefits Preservation Plan and the NOL Protection Amendment (Article VIII of the Articles of Incorporation) described above, the Company’s Articles of Incorporation and Bylaws also contain provisions that could, in certain circumstances, have the effect of preventing, discouraging or delaying a change in the control of the Company and may make it more difficult to remove a member of the board of directors or management. These provisions include:

Preferred Shares.

As noted above, the Company’s board of directors has the authority to issue preferred shares with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover of the Company.

Vacancies on the Board of Directors.

The Company’s Articles of Incorporation provide that the number of directors may not be less than two, nor more than 15, with the number of directors to be fixed within that range by the board of directors or the shareholders. The Company’s Bylaws provide that any vacancy occurring on the board of directors, including an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum of the entire board of directors. A director elected to fill a vacancy will serve for the remainder of the term to which the director has been elected and until the director’s successor has been elected and qualified.

Advance Notice of Shareholder Proposals and Nominations.

Any one or more of the Company’s shareholders may nominate one or more persons for election as a director of the Company’s company or propose business to be conducted at a meeting of shareholders if the shareholder complies with the prior notice and information provisions set forth in the Company’s amended and restated Bylaws.

In order for a director nomination or other business proposal to be timely brought before an annual meeting of shareholders, a shareholder’s notice must be received by the Company’s Corporate Secretary at the Company’s principal executive office no later than the 120th day before the first anniversary of the date of the Company’s proxy statement issued in connection with the prior year’s annual meeting of shareholders in the case of an annual meeting, and not less than 60 days before a special meeting of shareholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, or if a public announcement of the date of a special meeting is not given at least 70 days before the scheduled date of the special meeting, then notice by the shareholder shall be timely if delivered not later than the close of business on the 10th day following the day on which public announcement of the date of the meeting is first made. The shareholder’s notice must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the shareholder submitting the proposal.

For special meetings of shareholders, only the business set forth in the notice of the meeting may be conducted at the meeting. However, when directors will be elected at the special meeting, shareholders may nominate persons for election to the board by following the notice procedures described above, except that such notice will be deemed to be timely if it is received by the Corporate Secretary not earlier than the 120th day prior to the special meeting and not later than the close of business on the 10th day on which the date of the public meeting is publicly announced.

Dividends

Holders of common shares are entitled to such dividends and other distributions, including liquidating distributions, as may be declared from time to time by the Company’s board of directors out of funds legally available for payment of distributions. The instruments under which the Company’s junior subordinated debentures and subordinated notes are outstanding will restrict the Company from paying dividends on its common shares if the Company elects to defer payments of the interest on its junior subordinated debentures or an event of default has occurred with respect to its junior subordinated debentures or subordinated notes. The Company’s board of directors is authorized to issue preferred shares that may have preferential rights to receive dividends before dividends may be paid on common shares.